CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2008, 2007 AND 2006

(Expressed in United States Dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2008 and 2007 and the consolidated statements of operations, deficit and cash flows for the years ended July 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended July 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

September 24, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 24, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

September 24, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	July 31	July 31
	2008	2007
ASSETS

Current assets
Cash and cash equivalents	$591,336	$663,877
Amounts receivable and prepaids	15,709	38,374
Amounts due from related parties (note 7)	5,465	10,659
	612,510	712,910

Mineral property interests (note 5)	1	1

	$612,511	$712,911

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,519	$14,408

Shareholders' equity
Share capital (note 6)	21,269,046	21,269,046
Deficit	(20,677,054)	(20,570,543)
	591,992	698,503

	$612,511	$712,911

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2008	2007	2006
Expenses and other
Foreign exchange gain	$(29,874)	$(25,873)	$(53,106)
Interest income	(24,465)	(35,741)	(26,201)
Legal, accounting and audit	34,779	21,689	40,290
Mineral property investigations	–	325,856	–
Office and administration	93,070	89,607	82,247
Regulatory, trust and filing	33,001	23,326	22,228

Loss for the year	$106,511	$398,864	$65,458

Basic and diluted loss per common share	$0.01	$0.03	$0.01

Weighted average number of common shares outstanding	13,399,426	13,399,426	12,322,741

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2008	2007	2006
Deficit, beginning of year	$(20,570,543)	$(20,171,679)	$(20,106,221)
Loss for the year	(106,511)	(398,864)	(65,458)
Deficit, end of year	$(20,677,054)	$(20,570,543)	$(20,171,679)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
Cash provided by (used in)	2008	2007	2006

Operating activities
Loss for the year	$(106,511)	$(398,864)	$(65,458)
Changes in non-cash working capital items
Amounts receivable and prepaids	22,665	(29,452)	7,603
Accounts payable and accrued liabilities	6,111	(2,256)	7,938
Amounts due from/(to) related parties	5,194	23,018	(37,610)
	(72,541)	(407,554)	(87,527)

Financing activities
Shares issued net of issuance costs	–	–	488,203

(Decrease) increase in cash and cash equivalents
during the year	(72,541)	(407,554)	400,676

Cash and cash equivalents, beginning of year	663,877	1,071,431	670,755

Cash and cash equivalents, end of year	$591,336	$663,877	$1,071,431

Components of cash and cash equivalents are as follows:
Cash	$37,920	$(88)	$13,869
Commercial paper	37,911	61,992	58,608
Government treasury bills	515,505	–	–
Bankers acceptances	–	601,973	998,954
	$591,336	$663,877	$1,071,431

Supplemental disclosure:
Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

Non-cash financing activities
Fair value of warrants exercised transferred to share capital	$–	$–	$54,540

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and have been reconciled to United States generally accepted accounting principles in note 10. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

At July 31, 2008, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$543,279 (2007 – Cdn$641,876).

(b)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(c)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company has no material asset obligations as the Company, as at July 31, 2008 had not yet acquired a suitable mineral property upon which to conduct exploration activities.

(d)	Foreign currency translation

The Company considers its functional currency to be the United States dollar.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(e). The Company accounts for all non- cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

During the years ended July 31, 2008, 2007 and 2006, no stock options were granted.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(i)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairment of asset values, reclamation obligations, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company is currently operating in a single segment – the acquisition and exploration of mineral properties.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(k)	Accounting Standards Issued But Not Yet Adopted

(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for the July 31, 2009 fiscal year. The Company is currently evaluating the impact of this standard.

(ii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(iii)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iv)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

4.	ADOPTION OF NEW ACCOUNTING POLICIES

Effective August 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to August 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

At August 1, 2007, upon adoption of this standard, the Company remeasured its financial assets and liabilities and found the remeasured values to be consistent with the carrying amount, as reported in prior periods. Consequently, no adjustment to the carrying values was required.

In accordance with this new standard, the Company has classified its financial instruments as follows:

  Cash and equivalents are classified as held for trading financial instruments and are measured at fair value due to their short term nature and availability for prompt liquidation.

  Amounts receivable and amounts due from a related party are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

  Accounts payable and accrued liabilities are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

(b)	Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments– Presentation

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures for those previously required, which will enable users to evaluate the

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for fiscal years beginning on or after October 1, 2007.

The Company has opted for an early adoption of this standard, with effect from August 1, 2007, and the additional disclosure requirements have been incorporated in these financial statements.

(c)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(d)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at July 31, 2008, the Company had no accumulated other comprehensive income and for the year ended July 31, 2008, comprehensive income (loss) equals net income.

(e)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

5.	MINERAL PROPERTY INTERESTS

	Years ended July 31
	2008	2007
Quartz Mountain Property

Net smelter royalty	$1	$1

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Quartz Mountain Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2005	11,889,426		$20,726,303
Cash received on exercise of warrants (i)	1,510,000	0.3233	488,203
Fair value of warrants exercised	–		54,540
Balance at July 31, 2006, 2007, and 2008	13,399,426		$21,269,046

(i)

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 (US$0.21) per unit for net proceeds of $258,712. Each unit was comprised of one common share and one share purchase warrant. Each warrant was exercisable until April 19, 2006 and entitled the holder to purchase a further common share at a price of Cdn$0.37. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $54,540. In April 2006, these warrants were exercised and the estimated fair value of $54,540 was reallocated from contributed surplus to share capital.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the year ended July 31, 2008 is:

	Number
Share purchase warrants issued	of Warrants	Price

Balance at July 31, 2005	1,510,000
Exercised (note 6(b)(i))	(1,510,000)	Cdn$0.37

Balance at July 31, 2006, 2007, and 2008	–	–

(d)	Contributed surplus

Balance at July 31, 2005	$54,540
Share purchase warrants exercised for common stock (note 6(b)(i))	(54,540)

Balance at July 31, 2006, 2007, and 2008	$–

(e)	Share purchase options

On January 19, 2007, the Company amended its existing share purchase option compensation plan. The amended plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants (previously, the Company was allowed to grant up to 1,900,000 share purchase options). The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the NEX Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

At July 31, 2008, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at July 31, 2008, 2007, and 2006.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable		As at July 31
		2008	2007
Hunter Dickinson Services Inc. (a)		$5,465	$10,659

Transactions	Years ended July 31
	2008	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc. (a)	$95,754	$417,768	$69,407

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Services Inc. (“HDSI”). The related party balances are non-interest bearing and due on demand.

(a)

HDSI is a private company owned equally by several public companies. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Services rendered by and expenses reimbursed to HDSI for the year-ended July 31, 2008, 2007 and 2006 related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.

8.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, amounts due to/from the related parties and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii)	Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts, commercial paper and treasury bills, which are immediately available on demand for the Company’s use.

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

(iii)	Price Risk

The significant price risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk.

(iv)	Foreign Exchange Rate Risk

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The Company’s activities for the past several years have consisted mainly of searching for suitable mineral exploration and development projects. This search has resulted in property investigations in the United States as well as other geographic regions and is expected to continue in the upcoming year. Given that the United States dollar (“USD”) is widely used in international transactions, and that the Company holds a royalty interest on a property in the United States, the Company has chosen the USD as its functional and reporting currency. The Company is exposed to foreign exchange risk to the extent of exchange rate fluctuation related to the portion of its cash and cash equivalents which held in Canadian dollars (“CAD”).

(v)	Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash in fixed rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Changes in market interest rates have a direct effect on the fair value of cash equivalents. The Company does not have any financial assets that are invested in asset backed commercial paper.

9.	INCOME TAXES

At July 31, 2008, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $182,450 (2007 – $755,256) in the United States which, if unused, will predominantly expire between fiscal years ending 2009 and 2021. The Company also has tax losses in Canada of approximately $1,015,000 (2007 – $869,000), which if unused, will expire between fiscal 2010 and 2028. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,554,000 (2007 – $3,413,000) and $111,000 (2007 – $106,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 32.59% (2007 – 34.95%, 2006 – 36.95%) with reported taxes is as follows:

	Years ended July 31
Income tax expense	2008	2007	2006

Income (loss) before income taxes (recovery)	$(106,511)	$(398,864)	$(65,458)

Income taxes (recovery) at statutory rates	(34,714)	(148,649)	(27,957)
Permanent difference	(9,736)	–	–
Change in future tax rate	189,184	–	–
Statutory rate differential	12,391	–	–
Foreign exchange	(58,307)	–	–
Change in valuation allowance	(313,955)	140,397	27,957
Losses expired	194,604	–	–
Non-deductible items	20,533	8,252	–
Net income taxes (recovery)	$–	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Amounts of future tax assets and liabilities are as follows:

	As at July 31
Future tax assets and liabilities	2008	2007
Tax benefit of:
Losses carried forward – Canada	$264,000	$269,000
Losses carried forward – United States	63,000	234,000
Resource allowance	924,000	1,058,000
Property and equipment	29,000	33,000
	1,280,000	1,594,000
Valuation allowance	(1,280,000)	(1,594,000)
Future income tax asset (liability)	$–	$–

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as below:

Consolidated statements of operations

	Years ended July 31
	2008	2007	2006
Loss for the year, Canadian GAAP and US GAAP	$(106,511)	$(398,864)	$(65,458)
Mineral property acquisition costs	–	–	–
Basic and diluted loss per common share, Canadian
and US GAAP	$(0.01)	$(0.03)	$(0.01)

Weighted average shares outstanding,
basic and diluted, Canadian GAAP and US GAAP	13,399,426	13,399,426	12,322,741

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Consolidated balance sheets

	As at	As at
	July 31, 2008	July 31, 2007
Total assets, Canadian GAAP	$612,511	$712,911
Mineral property interests expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$612,510	$712,910
Current liabilities, Canadian GAAP and US GAAP	$20,519	$14,408
Shareholders’ equity, Canadian GAAP	591,992	698,503
Mineral property interests	(1)	(1)
Shareholders’ equity, US GAAP	591,991	698,502
Total liabilities and shareholders’ equity, US GAAP	$612,510	$712,910

Consolidated statements of cash flows

	Years ended July 31
	2008	2007	2006

Cash flows used in operating activities, Canadian and
US GAAP	$(72,541)	$(407,554)	$(87,527)

Cash flows provided by financing activities,
Canadian and US GAAP	–	–	488,203

(Decrease) increase in cash and cash equivalents
during the year	(72,541)	(407,554)	400,676
Cash and cash equivalents, beginning of year	663,877	1,071,431	670,755
Cash and cash equivalents, end of year	$591,336	$663,877	$1,071,431

(a)	Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(b).

Costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(b)	Other presentation items

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c)	Impact of recent United States accounting pronouncements:

i.	FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN48)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 31, 2006.

Under US GAAP effective January 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognized the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Fin 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

ii.

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

iii.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not- for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company's financial statements.

iv.

FASB Staff Position (“FSP”) No. FIN 46 (R)-7, The Application of FASB Interpretation No. 46 (R) to Investment Companies, amends interpretation 46 (R) to provide an exception to the scope of the Interpretation for companies within the scope of the AICPA Audit and Accounting Guide (“Guide”). This FSP concludes that no additional consolidation guidance is necessary to the Guide. The

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

v.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2010 fiscal year.

vi.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.

vii.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2010 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

viii.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.